SEC 1746
(2-98)
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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

             GZA GeoEnvironmental Technologies, Inc.
                      (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                             362386104
                          (CUSIP Number)

      William R. Beloff, 9 Bridie Lane, Norfolk, Massachusetts 02056
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            May 17, 2000
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   362386104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Futureco Environmental Inc. ("Futureco")

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only ...........................................

4.  Source of Funds (See Instructions) .
    ....00

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................

6.  Citizenship or Place of Organization    Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power

8.  Shared Voting Power  865,604

9.  Sole Dispositive Power

10.  Shared Dispositive Power  865,604

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    865,604

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     23.6%

14.  Type of Reporting Person (See Instructions)
     CO.................................................................
     ..................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    William R. Beloff

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only ...........................................................

4.  Source of Funds (See Instructions) .
    ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    41,848

8.  Shared Voting Power

9.  Sole Dispositive Power   41,848

10.  Shared Dispositive Power ...............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    41,848

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.1%

14.  Type of Reporting Person (See Instructions)
     .....IN
     ....................................................................
     ....................................................................
     ....................................................................
     ....................................................................
     ....................................................................
     ....................................................................
     .....................................................................
     ....................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Joseph P. Hehir

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only ..........................................................

4.  Source of Funds (See Instructions) .
    PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    38,140

8.  Shared Voting Power

9.  Sole Dispositive Power   38,140

10.  Shared Dispositive Power ...............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    38,140

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.0%

14.  Type of Reporting Person (See Instructions)
     .....IN............................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Lawrence Feldman

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only .........................................................

4.  Source of Funds (See Instructions) .
    ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    55,327

8.  Shared Voting Power

9.  Sole Dispositive Power   55,327

10.  Shared Dispositive Power ..............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    55,327

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.5%

14.  Type of Reporting Person (See Instructions)
     .....IN............................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
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     ...................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    William E. Hadge

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only .........................................................

4.  Source of Funds (See Instructions) .
    ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    19,386

8.  Shared Voting Power

9.  Sole Dispositive Power   19,386

10. Shared Dispositive Power .............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    19,386

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     0.5%

14.  Type of Reporting Person (See Instructions)
     .....IN............................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................
     ...................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    M. Joseph Celi

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X

3.  SEC Use Only ..........................................................

4.  Source of Funds (See Instructions) .
     ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts
                                                             *
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    24,382

8.  Shared Voting Power

9.  Sole Dispositive Power   24,382

10.  Shared Dispositive Power .............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    24,382

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     0.7%

14.  Type of Reporting Person (See Instructions)
     .....IN..........................................................
     .................................................................
     .................................................................
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This Amendment No. 3 relates to the Schedule 13D originally filed on behalf of Futureco with the Securities and Exchange Commission on March 31, 2000. The text of Item 4 is hereby amended to reflect that on May 17, 2000 GZA entered into a letter of intent with Futureco.

Item
4.  Purpose of Transaction
    On March 21, 2000, Futureco, whose principals are members of senior management of GZA, entered into a Purchase Agreement with each of Donald T. Goldberg, William S. Zoino, and John E. Ayers (collectively the "Selling Shareholders") to purchase a total of 646,604 shares of GZA's common stock from the Selling Shareholders which Purchase Agreements include agreements from the Selling Shareholders to vote in favor of any merger proposed by Futureco as hereinafter described.

    Also on March 21, 2000, Futureco made a preliminary proposal to GZA to enter into a "cash out" merger (the "Transaction") at a price per share to be determined the effect of which would be to purchase all of the "public shares" of GZA in a "management buyout," subject to various approvals required for both parties. GZA appointed a special committee and hired investment bankers to consider the Transaction. Futureco anticipates that the Transaction, if consummated, will constitute a "going private transaction" and that the common stock of GZA would cease to be traded on the NASDAQ and would be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

    On May 2, 2000, Futureco made a revised proposal to the special committee of GZA to enter into the Transaction at a price of $6.25 in cash per share of common stock held by the public shareholders of GZA. Futureco has been informed that this offer is not acceptable to the special committee; however, discussions with the special committee are continuing.

    On May 9, 2000, Futureco entered into a Purchase Agreement with Acquisitor PLC ("Acquisitor") to purchase a total of 219,000 shares of GZA's common stock from Acquisitor at a per share price equal to the greater of (i) $6.25 or (ii) the price paid to the public shareholders in connection with the Transaction which Purchase Agreement includes an agreement from Acquisitor to vote in favor of any merger proposed by Futureco.

    On May 17, 2000, GZA entered into a letter of intent with Futureco providing for the acquisition, at a price of $6.45 per share, of all of the outstanding shares of GZA common stock which Futureco does not already own or have the right to acquire. The proposed transaction is subject to several conditions, including Futureco obtaining financing for the transaction, GZA and Futureco entering into a definitive merger agreement, approval of GZA's shareholders, which may require a vote of the holders of two-third's of the shares of GZA not owned by Futureco, and receipt of an opinion from Houlihan Lokey Howard & Zukin Capital that the transaction is fair to GZA's stockholders from a financial point of view.

    There can be no assurance that the Transaction will occur or, if it does, on what terms. Futureco may enter into agreements to acquire additional shares of common stock of GZA.



                         Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2000
Date


William R. Beloff, Joseph P. Hehir, Lawrence Feldman, William E.
Hadge, M. Joseph Celi and Futureco Environmental Inc.
By: William R. Beloff, For himself and as agent for each of the persons indicated pursuant to a joint filing agreement previously filed with the Securities and Exchange Commission

/s/ William R. Beloff
Signature



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)